Exhibit 99.6

Mizuho Bank, Ltd. Seoul Branch 19th Floor, Seoul Finance Center, 136, Sejong-daero, Jung-gu, Seoul 04520, Korea t : (82-2) 3782 8500 f : (82-2) 754 6844

Date: December 18th, 2019

Private and Confidential

NAVER Corporation

6 Buljeong-ro, Bundang-gu, Seongnam-si,

Gyeonggi Province, South Korean Korea

Attention: Mr. Sangjin Park, CFO of Naver Corporation

Dear Sir,

You have requested Mizuho Bank, Ltd. (“Bank”) to provide this letter confirming our interest in arranging debt (the “Debt Financing”) to the potential acquisition (the “Acquisition”) through a takeover bid for an up to 100% equity interest in LINE Corporation (the “Target”). We confirm that Bank is highly confident of arranging the Debt Financing for NAVER Corporation (the “Acquirer”)

Bank has committed an experienced team to the Debt Financing and has completed a review of the preliminary disclosure by you. Our interest has developed through our close working relationship with you and is underpinned by our experience in the Information & Technology sector and our track record of delivering financing in the Asian loan markets.

This letter is intended as an expression of non-binding interest only and does not constitute, and should not be construed, as a commitment or an offer by or on behalf of Bank to arrange, underwrite or otherwise provide the Debt Financing and does not (and is not intended to) give rise to any legally binding obligations or liability on the part of Bank or any of our affiliates.

The provision of any commitment and/or arrangement of any financing will be subject to customary conditions including, inter alia: (i) mutually agreed structure, terms, and conditions of the Debt Financing; (ii) completion of financial, commercial, legal and other due diligence to our satisfaction; (iii) successful completion of client identification procedures and ‘know your customer’ checks and adoption of the relevant finance parties to the proposed Debt Financing (including without limitation obtaining any relevant anti-financial crime compliance approvals and, if necessary, identification of directors and major shareholders of the Target, Acquirer and other obligors) in compliance with applicable money laundering rules and Bank’s internal policy; (iv) satisfactory financing, legal and security documentation; (v) final credit, underwriting, and other required internal and external approvals; (vi) no material adverse change in the broader financing markets, or in the business, financial condition, assets or prospects of the Target (including its group of companies), Acquirer and other parties involved in the Acquisition and the Debt Financing and (vii) there being no material changes or development in the financial, political or economic conditions generally, the effect of which, in any such case described above, is in the judgment of Bank so material and adverse as to make it impractical or inadvisable to proceed with the Debt Financing or the Acquisition in the manner contemplated in this letter.

This letter is confidential (including its terms and its existence) and issued for your benefit only. Bank shall not be responsible or liable to you or to any other person or entity for any damages or loss that may be alleged as a result of this letter. This letter shall be governed by and construed in accordance with Japanese law.

We look forward to the opportunity to work with you to finance this important transaction and would like to thank you for inviting us to act as a potential arranger of the Debt Financing.

Yours sincerely,

/s/ Toshiro Koroyasu
Name:	Toshiro Koroyasu
Title:	General Manager
Seoul Brunch

For and on behalf of Bank.